NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 12, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 01, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger of Thermon Group Holdings, Inc. and Longhorn Merger Sub, Inc., a direct wholly owned subsidiary of CECO Environmental Corp. became effective on June 1, 2026. Each share of Common Stock of Thermon Group Holdings, Inc. was converted into either the Cash Consideration equal to USD 63.89 in cash, without interest or 0.8110 of a share of CECO Environmental Corp. Common Stock or a Mixed Consideration of USD 10.00 in cash, without interest and 0.6840 of a share of CECO Environmental Corp. Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 01, 2026.